Boston Brussels Chicago Düsseldorf Frankfurt Houston London Los Angeles Miami

Milan Munich New York Orange County Paris Rome Seoul Silicon Valley Washington, D.C.

Strategic alliance with MWE China Law Offices (Shanghai)

Joel L. Rubinstein Attorney at Law jrubinstein@mwe.com +1 212 547 5336

October 28, 2013

VIA Hand Delivery
AND EDGAR

Luna Bloom

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Levy Acquisition Corp. Registration Statement on Form S-1 Filed October 7, 2013 File No. 333-191587

Dear Ms. Bloom:

On behalf of Levy Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by e-mail, dated October 25, 2013, and telephonically on October 25, 2013, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on October 7, 2013.

The Company is concurrently filing via EDGAR an Amendment No. 1 to Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Form S-1 marked to show changes from the Registration Statement on Form S-1 filed with the Commission on October 7, 2013.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

U.S. practice conducted through McDermott Will & Emery LLP.

United States Securities and Exchange Commission

October 28, 2013

Summary, page 1

1.	We note our prior comments 5 and 12 and your related responses, as well as the new risk factor on page 34 beginning “Our management team’s investment experience has been . . . .” Please revise your disclosure here and in your Proposed Business section to prominently state that your management team has limited experience engaging in transactions of the size you propose to undertake. Additionally, to the extent that certain key members of your management team that will be directly engaged in the process of identifying and selecting a business combination target have no experience with transactions of this size, you should so state in each of the Summary, Risk Factors, and Proposed Business discussions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Summary section, page 34 of the Risk Factors section, and page 66 of the Proposed Business section to prominently state that the Company’s management team has not led an acquisition of an operating company that is comparable to our proposed initial business combination as described under “Proposed Business - Initial Business Combination” where the disclosure states that, among other things, the initial business combination must be with a company or companies having an aggregate fair market value of at least 80% of the assets held in the Company’s trust account.

Risk Factors, page 23

2.	We note that you will be allocating 15% of the units for sale in your initial public offering to a directed unit program and that purchasers in the program will be subject to a 180-day lock-up. Please provide us with your analysis of whether a directed share program with these terms may materially adversely impact liquidity in the trading market. To the extent you determine that liquidity may be significantly impacted, please consider whether a risk factor is warranted.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe that the directed unit program will materially adversely impact liquidity in the trading market. Even if all of the units initially allocated to the directed unit program are purchased through the program, 85% of the units for sale in the Company’s initial public offering will be outside the program and not subject to a 180-day lock-up. The Company believes that these freely tradable shares will provide ample liquidity, and notes that these shares represent a greater number of shares, 12,750,000, than many similarly structured blank check companies have in total.

Proposed Business, page 64

3.	Although the disclosure added in response to prior comment 12 provides some information on past success of affiliated entities, we continue to believe that the disclosure should be enhanced through a discussion, on an individualized basis, of the experience of officers who will be directly engaged in the process of identifying and selecting a business combination target. The current disclosure is primarily focused on prior successes from an operational rather than transactional viewpoint. To the extent the transactional experience of your management is discussed, it is generally to note that the group of mangers has participated in the diligence and analysis of prior business acquisitions. Please provide a meaningful discussion of prior transactions for each of your officers and explain in greater detail how those experiences relate to the process of identifying and selecting a business combination target by the registrant. As material and on an individualized basis, discuss specific accomplishments and challenges that were faced in the prior acquisitions. To the extent prior transaction experiences have limited comparability to the proposed transactions and individual contributions, please address this on an individualized basis.

United States Securities and Exchange Commission

October 28, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the Proposed Business section to state that neither Lawrence F. Levy nor any other member of the Company’s management team has led an acquisition of an operating company that is comparable to our proposed initial business combination as described under “Proposed Business - Initial Business Combination” where the disclosure states that, among other things, the initial business combination must be with a company or companies having an aggregate fair market value of at least 80% of the assets held in the Company’s trust account and is expected to involve the acquisition of 100% of the target company or at least a controlling interest. With respect to the transactional experience that members of the Company’s management team do have, the Company has revised the disclosure on page 65 to separate out the number of investments made by Levy Family Partners in the restaurant and hospitality sector, which are the sectors that the Company is targeting for its initial business combination, from those in other sectors. The disclosure on that page and the following page goes on to describe certain particular investments by Levy Family Partners in those sectors. The disclosure also explains the role of the Company's management team in the due diligence and analysis of investments by Levy Family Partners. Given the differences between the historical investments made by members of the Company’s management team and the Company’s proposed initial business combination, the Company does not believe that any particular past investment is material to the extent that it would merit greater disclosure about its accomplishments and challenges.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 212-547-5336 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely,

/s/ Joel L. Rubinstein
Joel L. Rubinstein

JLR/ems

cc: Mark P. Shuman, Branch Chief – Legal